Execution Version

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (including all exhibits hereto and as may be amended, supplemented or amended and restated from time to time in accordance with the terms hereof, this “Agreement”) is made and entered into as of December 2, 2020, by and among The Real Brokerage Inc., a corporation existing under the laws of the Province of British Columbia (the “Parent”) and each of the investors whose names appear on the signature pages attached hereto (each, an “Investor” and collectively, the “Investors”).

WHEREAS, this Agreement is entered into in connection with the issuance and sale by Real PIPE, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Parent (the “Issuer”), of 17,286,842 units of the Issuer’s preferred equity interests (the “Preferred Equity”), to the Investors, pursuant to that certain Securities Subscription Agreement, dated as of December 2, 2020, by and among the Parent, the Issuer and the Investors (the “Subscription Agreement”);

WHEREAS, in connection with the purchase of the Preferred Equity by the Investors, the Parent has agreed to provide the registration and other rights set forth in this Agreement for the benefit of the Investors; and

WHEREAS, as a condition to the obligations of the Parent, the Issuer and the Investors under the Subscription Agreement, the parties hereto hereby agree to execute and deliver this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. As used in this Agreement, the terms set forth below shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) as used in this definition means the possession, directly or indirectly (including through one or more intermediaries), of the power or a authority to direct or cause the direction of management, whether through the ownership of voting securities, by contract or otherwise. For purposes of this Agreement, no member of the Investor Group shall be an Affiliate of the Parent or any of its subsidiaries, and neither the Parent nor any of its subsidiaries shall be an Affiliate of any member of the Investor Group.

“beneficially own” (and related terms such as “beneficial ownership” and “beneficial owner”) shall have the meaning given to such term in Rule 13d-3 under the Exchange Act, and any Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule.

“Board” means the Board of Directors of the Parent.

“Business Day” means any day, other than: (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of New York; or (b) a day on which banks are generally closed in the Province of Ontario or the State of New York.

“Canadian Securities Laws” means the applicable securities legislation of each of the provinces of British Columbia, Ontario and Alberta and any other provinces or territories in which Real becomes a reporting issuer and all published regulations, policy statements, orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced.

“Chief Executive Officer” means the executive holding the position of Chief Executive Officer of the Parent.

“Closing Date” means the date of consummation of the transactions contemplated by the Subscription Agreement.

“Commission” means the Securities and Exchange Commission.

“Common Shares” means the Parent’s common stock, par value $0.01 per share.

“Counsel to the Holders” means with respect to any Underwritten Offering or Piggyback Offering, the counsel selected by the Investors.

“Effective Date” means the date that a Registration Statement filed pursuant to this Agreement is first declared effective by the Commission.

“Effectiveness Period” means the period beginning on the Effective Date for a Registration Statement and ending at the time all Registrable Securities covered by such Registration Statement (or if such Registration Statement becomes unavailable, another Registration Statement) have ceased to be Registrable Securities.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Form S-1” means Form S-1 under the Securities Act, or any other form hereafter adopted by the Commission for the general registration of securities under the Securities Act.

“Form S-3” means Form S-3 under the Securities Act, or any other form hereafter adopted by the Commission having substantially the same usage as Form S-3.

“Form S-4” means Form S-4 under the Securities Act, or any other form hereafter adopted by the Commission having substantially the same usage as Form S-4.

“Form S-8” means Form S-8 under the Securities Act, or any other form hereafter adopted by the Commission having substantially the same usage as Form S-8.

“Holder” or “Holders” means the Investors and any additional parties identified on the signature pages of any joinder agreement executed and delivered pursuant to Section 2.13 Person shall cease to be a Holder hereunder at such time as it ceases to hold any Registrable Securities.

“Investor” means, collectively, Insight Partners XI, L.P., Insight Partners (Cayman) XI, L.P., Insight Partners XI (Co-Investors), L.P., Insight Partners XI (Co-Investors) (B), L.P., Insight Partners (Delaware) XI, L.P., and Insight Partners (EU) XI, S.C.Sp. and their respective successors and permitted assigns in accordance with this Agreement, the Limited Liability Company Agreement.

“Investor Group” means Insight Partners XI, L.P., Insight Partners (Cayman) XI, L.P., Insight Partners XI (Co-Investors), L.P., Insight Partners XI (Co-Investors) (B), L.P., Insight Partners (Delaware) XI, L.P. and Insight Partners (EU) XI, S.C.Sp., the Holders and each of their respective Affiliates.

“Limited Liability Company Agreement” means the Amended and Restated Limited Liability Company Agreement, dated as of the date hereof, of the Issuer, as the same may be amended or supplemented from time to time.

“Nasdaq” means the Nasdaq Global Select Market.

“Permitted Transferee” of a Holder means any Person who is permitted to be a transferee pursuant to Section 4.3 of the Investor Rights Agreement, dated as of the date hereof, by and between the Issuer, the Parent and the Investors.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding (including an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Prospectus” means the prospectus included in a Registration Statement (including a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

“Registration Expenses” means all fees and expenses incident to the Parent’s performance under or compliance with this Agreement to effect the registration of Registrable Securities on a Registration Statement pursuant to Section 2.01 or an Underwritten Offering covered under this Agreement, including all registration, filing, securities exchange listing and Trading Market fees, all registration, filing, qualification and other fees and expenses of complying with securities or blue sky laws, fees of the Financial Industry Regulatory Authority, fees of transfer agents and registrars, reasonable fees and expenses incurred in connection with any “road show” for an

Underwritten Offering, all word processing, duplicating and printing expenses, any transfer taxes not otherwise attributable to the sale of Registrable Securities, the fees and disbursements of counsel, and independent public accountants, including the expenses of any special audits or “cold comfort” letters required by or incident to such performance and compliance, and the fees and disbursements of Counsel to the Holders.

“Registrable Securities” means, collectively, (a) the Common Shares issued or that may be issuable to a Holder upon redemption or exchange of the Preferred Equity owned by such Holder pursuant to the terms of the Limited Liability Company Agreement, (b) the Common Shares issuable to a Holder upon exercise of the Warrants and (c) any additional Common Shares issued or distributed in respect of any such shares by way of a stock dividend, stock split or distribution, or in connection with a combination of shares, and any security into which such Common Shares shall have been converted or exchanged in connection with a recapitalization, reorganization, reclassification, merger, consolidation, exchange, distribution or otherwise; provided, however, that as to any Registrable Securities, such securities shall cease to constitute Registrable Securities upon the earliest to occur of: (i) when a Registration Statement covering such Registrable Securities becomes or has been declared effective by the Commission and such Registrable Securities have been sold or disposed of pursuant to such effective Registration Statement; (ii) when such Registrable Securities have been sold or disposed of pursuant to Rule 144 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect); (iii) when such Registrable Securities are no longer subject to the volume and manner of sale restrictions on trading under the provisions of Rule 144 under the Securities Act, and the current public information requirement of Rule 144(e) no longer applies; or (iv) when such Registrable Securities have been sold or disposed of in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of such securities pursuant to Section 2.13.

“Registration Statement” means any one or more registration statements of the Parent filed under the Securities Act (or by reliance on the Multijurisdictional Disclosure System, if applicable) that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement (including any registration statement relating to the offer and sale of Registrable Securities by Holders on a continuous or delayed basis pursuant to Rule 415), amendments and supplements to such registration statements, including post-effective amendments, and all exhibits and all reports incorporated by reference or deemed to be incorporated by reference in such registration statements.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 158” means Rule 158 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” means the Securities Act and the Exchange Act.

“Selling Expenses” means all (a) underwriting fees, discounts and selling commissions allocable to the sale of Registrable Securities, and (b) transfer taxes allocable to the sale of the Registrable Securities, if any.

“Selling Holder” means a Holder who is selling Registrable Securities under a Registration Statement pursuant to the terms of this Agreement.

“Selling Shareholder Questionnaire” means a selling shareholder questionnaire reasonably adopted by the Parent from time to time.

“Trading Day” means a day during which trading in the Common Shares occurs in the Trading Market, or if the Common Shares are not listed on a Trading Market, a Business Day.

“Trading Market” means the Nasdaq or whichever national securities exchange on which the Common Shares are listed or quoted for trading on the date in question.

“Warrants” has the meaning provided for in the Subscription Agreement.

The terms set forth below shall have the meanings ascribed to them in the following sections of this Agreement:

Defined Term	Section Reference
Advice	Section 2.16
Agreement	Preamble
Grace Period	Section 2.03(a)
Indemnified Party	Section 2.10
Indemnifying Party	Section 2.10
Independent Interests	Section 3.07
Information	Section 3.07
Investors	Preamble
Issuer	Preamble
Losses	Section 2.08
Other Holder	Section 2.04(a)
Parent	Preamble
Piggyback Notice	Section 2.04(a)
Piggyback Offering	Section 2.04(a)
Post-Offering Lock-up Period	Section 2.07(a)
Preferred Equity	Recitals
Representatives	Section 3.07
Subscription Agreement	Preamble
Transfer	Section 2.07(a)
Underwritten Offering	Section 2.02(a)

ARTICLE II

REGISTRATION RIGHTS

Section 2.01 Shelf Registration.

(a) Within 60 days of a listing or posting for trading on a nationally recognized stock exchange in the United States, the Parent shall prepare and file a Registration Statement with the Commission.

(b) The Registration Statement filed with the Commission pursuant to this Section 2.01 shall be on Form S-3 or, if Form S-3 is not then available to the Parent, on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of the Registrable Securities, covering the Registrable Securities, and shall contain a Prospectus in such form as to permit any selling Holder covered by such Registration Statement to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the Effective Date for such Registration Statement. The Parent shall use reasonable best efforts to cause a Registration Statement filed pursuant to this Section 2.01 to be declared effective as soon as reasonably practicable thereafter; provided, however, that in no event shall the Parent be required to file and have declared effective a Registration Statement prior to the date that is 180 days after the date of this Agreement.

(c) During the Effectiveness Period, the Parent shall use its reasonable best efforts to cause a Registration Statement filed pursuant to this Section 2.01 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available for the resale of the Registrable Securities without interruption until all Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the Effective Date of a Registration Statement, but in any event within three Business Days of such date, the Parent shall notify the Holders of the effectiveness of such Registration Statement. At the time it becomes effective, a Registration Statement (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained in such Registration Statement, in the light of the circumstances under which a statement is made).

(d) A Registration Statement shall provide for the distribution or resale pursuant to any method or combination of methods legally available to, and requested by, the Holders.

Section 2.02 Procedures For Underwritten Offerings.

(a) Beginning six months after the filing of a Registration Statement filed in accordance with Section 2.01, the Holders may request to sell all or any portion of their Registrable Securities included thereon in an underwritten offering that is registered pursuant to such Registration Statement (an “Underwritten Offering”).

(b) In connection with any Underwritten Offering, Parent shall select one or more investment banking firms of national standing to be the managing underwriter or underwriters with the consent of the Investor, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) As a condition for inclusion of a Selling Holder’s Registrable Securities in an Underwritten Offering, the Selling Holder shall agree to enter into an underwriting agreement with the underwriters and complete and execute all questionnaires, powers of attorney, indemnities and other documents reasonably required under the terms of such underwriting agreement; provided, that the underwriting agreement is in customary form and reasonably acceptable to the Selling Holders; and provided further, that no Selling Holder shall be required to make any representations or warranties to the Parent or the underwriters (other than representations and warranties regarding (i) such Selling Holder’s ownership of its Registrable Securities to be sold or transferred, (ii) such Selling Holder’s power and authority to effect such transfer and (iii) such matters pertaining to compliance with Securities Laws as may be reasonably requested). If any Selling Holder disapproves of the terms of an underwriting, such Selling Holder may elect to withdraw therefrom by notice to the Parent and the managing underwriter; provided, that any such withdrawal must be made no later than the time of pricing of such Underwritten Offering. Subject to Section 2.06 below, if all Selling Holders withdraw from an Underwritten Offering prior to the pricing of such Underwritten Offering or if the Registration Statement relating to an Underwritten Offering is suspended pursuant to Section 2.03, then such abandoned or suspended, as applicable, Underwritten Offering will not be considered an Underwritten Offering under this Section 2.02.

(d) If the managing underwriter or underwriters for an Underwritten Offering advises the Parent that the total amount of Registrable Securities or other Common Shares to be included in such Underwritten Offering is such as to materially adversely affect the success of such Underwritten Offering, the number of Registrable Securities or other Common Shares to be included in such offering will be reduced as follows: first, the Parent shall reduce or eliminate the Common Shares to be included by any Person other than a Selling Holder or the Parent; second, the Parent shall reduce or eliminate any Common Shares to be included by the Parent; and third, the Parent shall reduce the number of Registrable Securities to be included by Selling Holders on a pro rata basis based on the total number of Registrable Securities requested by the Selling Holders to be included in the Underwritten Offering.

(e) The Parent will not be required to undertake an Underwritten Offering pursuant to this Section 2.02 if the Parent has undertaken an Underwritten Offering, whether for its own account or pursuant to this Agreement, within the 180 days preceding the date of the request for such Underwritten Offering pursuant to this Section 2.02 is given to the Parent.

(f) If the Common Shares are not listed or posted for trading on a nationally recognized stock exchange in the United States on or prior to the one year anniversary of the date hereof, then the provisions of the Agreement shall be deemed to apply to distributions or offerings of Common Shares under the Canadian Securities Laws, mutatis mutandis, (including, for the avoidance of doubt, that all references in the Agreement to a form or filing that may be made by the Parent shall be deemed to be references to the similar or corresponding form or filing under Canadian Securities Laws).

(g) The Parent shall not be required to effect more than two (2) registrations pursuant to this Section 2.02. An Underwritten Offering shall not be considered made for purposes of this Section 2.02 unless the offering has resulted in a disposition by the Selling Holders of at least 50% of the amount of Registrable Securities to be included.

Section 2.03 Grace Periods.

(a) Notwithstanding anything to the contrary herein:

(i) the Parent shall be entitled to postpone the filing or effectiveness of, or, at any time after a Registration Statement has been declared effective by the Commission suspend the use of, a Registration Statement (including the Prospectus included therein) if in the good faith judgment of the Board, (A) such registration, offering or use would reasonably be expected to materially affect in an adverse manner, or materially interfere with any bona fide material financing of the Parent or any material transaction under consideration by the Parent or would require the disclosure of information that has not been, and is not otherwise required to be, disclosed to the public and the premature disclosure of which would materially affect the Parent in an adverse manner; (B) the Parent is in possession of material non-public information, the disclosure of which would not be, in the good faith opinion of the Board, in the best interests of the Parent; or (C) the Parent must amend or supplement the affected registration statement or the related prospectus so that such registration statement or prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the prospectus in light of the circumstances under which they were made, not misleading (the period of a postponement or suspension as described in clause (A) and/or a delay described in clause (B) or this clause (C), a “Grace Period”); provided however, that in the event such Registration Statement relates to an Underwritten Offering pursuant to Section 2.02, then the Holders initiating such Underwritten Offering shall be entitled to withdraw the request for the Underwritten Offering and, if such request is withdrawn, it shall not count against the limits imposed pursuant to Section 2.02 and the Parent shall pay all Registration Expenses in connection with such registration.

(b) The Parent shall promptly (i) notify the Holders in writing of the existence of the Grace Period (provided that the Parent shall not disclose the content of such material non- public information to any Holder, without the express consent of such Holder) or the need to file a post-effective amendment, as applicable, and the date on which such Grace Period began or will begin, and (ii) notify the Holders in writing of the date on which the Grace Period ends.

(c) The Parent shall not utilize the right to a Grace Period more than twice in any 365 day period nor for more than 90 days in the aggregate during any 365 day period. For purposes of determining the length of a Grace Period, the Grace Period shall be deemed to begin on and include the date the Holders receive the notice referred to in clause (i) of Section 2.03(b) and shall end on and include the later of the date the Holders receive the notice referred to in clause (iii) of Section 2.03(b) and the date referred to in such notice.

Section 2.04 Piggyback Registration.

(a) If at any time, and from time to time, the Parent proposes to conduct an underwritten offering of Common Shares for its own account or for the account of other holders of Common Shares entitled to participate in such offering (“Other Holders”), then the Parent shall give written notice (the “Piggyback Notice”) of such underwritten offering to the Holders at least ten Business Days prior to the earlier of the date of filing of the registration statement or the date of filing of the preliminary prospectus supplement for such underwritten offering. Such Piggyback Notice shall include the number of Common Shares to be offered, the proposed date of such underwritten offering, any proposed means of distribution of such Common Shares, any proposed managing underwriter of such Common Shares and a good faith estimate by the Parent of the proposed maximum offering price of such Common Shares (as such price would appear on the front cover page of a registration statement), and shall offer the Holders the opportunity to sell such amount of Registrable Securities as such Holders may request on the same terms and conditions as the Parent or such Other Holders (a “Piggyback Offering”). Subject to Section 2.04(b), the Parent will include in each Piggyback Offering all Registrable Securities for which the Parent has received written requests for inclusion within ten (10) Business Days after the date the Piggyback Notice is given; provided, however, that in the case of a “takedown” of Common Shares registered under a shelf registration statement previously filed by the Parent, such Registrable Securities are covered by an existing and effective Registration Statement that may be utilized for the offering and sale of the Registrable Securities requested to be offered.

(b) The Parent will cause the managing underwriter or underwriters of the proposed offering to permit the Selling Holders that have requested Registrable Securities to be included in the Piggyback Offering to include all such Registrable Securities on the same terms and conditions as any similar securities, if any, of the Parent or the Other Holders. Notwithstanding the foregoing, if the managing underwriter or underwriters of such underwritten offering advises the Parent and the Selling Holders in writing that, in its view, the total amount of Common Shares that the Parent, such Selling Holders and any Other Holders propose to include in such offering is such as to materially adversely affect the success of such underwritten offering, then:

(i) if such Piggyback Offering is an underwritten primary offering by the Parent for its own account, the Parent will include in such Piggyback Offering: (A) first, all Common Shares to be offered by the Parent; (B) second, the Common Shares requested to be included in such Piggyback Offering by the Selling Holders (pro rata among the Selling Holders based on the number of Common Shares each requested to be included); and (C) third, the Common Shares requested to be included in such Piggyback Offering by all Other Holders (pro rata among the Other Holders based on the number of Common Shares each requested to be included); or

(ii) if such Piggyback Offering is an underwritten secondary offering for the account of Other Holders exercising “demand” rights pursuant to a prior registration rights agreement, the Parent will include in such registration: (A) first, the Common Shares of the Other Holders exercising “demand” rights requested to be included therein (pro rata among such Other Holders based on the number of Common Shares each requested to be included); (B) second, the Common Shares proposed to be included in the registration by the Parent; and (C) third, the Common Shares requested to be included in such Piggyback Offering by the Selling Holders and any Other Holders entitled to participate therein (pro rata among such Selling Holders and Other Holders based on the number of Common Shares requested to be included); and

in each case, the total amount of securities to be included in such Piggyback Offering is the full amount that, in the view of such managing underwriter, can be sold without materially adversely affecting the success of such Piggyback Offering.

(c) If at any time after giving the Piggyback Notice and prior to the time sales of securities are confirmed pursuant to the Piggyback Offering, the Parent determines for any reason to delay the Piggyback Offering, the Parent may, at its election, give notice of its determination to the Selling Holders, and in the case of such a determination, will be relieved of its obligation to register any Registrable Securities in connection with the abandoned or delayed Piggyback Offering, without prejudice.

(d) Any Selling Holder may withdraw its request for inclusion of its Registrable Securities in a Piggyback Offering by giving written notice to the Parent, at least three Business Days prior to the anticipated date of the filing by the Parent of a prospectus supplement under Rule 424 (which shall be the preliminary prospectus supplement, if one is used in the “takedown”) with respect to such offering, of its intention to withdraw from that registration; provided, however, that

(i) the Holder’s request be made in writing and (ii) the withdrawal will be irrevocable and, after making the withdrawal, the Holder will no longer have any right to include its Registrable Securities in that Piggyback Offering.

Section 2.05 Registration Procedures. If and when the Parent is required to effect any registration under the Securities Act as provided in Section 2.01 or any Underwritten Offering as provided in Section 2.02, the Parent shall use its reasonable best efforts to:

(a) prepare and file with the Commission the requisite Registration Statement to effect such registration and thereafter use its reasonable best efforts to cause such Registration Statement to become and remain effective, subject to the limitations contained herein;

(b) prepare and file with the Commission such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by such Registration Statement until such time as all of such Registrable Securities have been disposed of in accordance with the method of disposition set forth in such Registration Statement, subject to the limitations contained herein;

(c) (i) before filing a Registration Statement or Prospectus or any amendments or supplements thereto, at the Parent’s expense, furnish to each Holder whose securities are covered by such Registration Statement copies of all such documents, other than documents that are incorporated by reference into such Registration Statement or Prospectus, proposed to be filed and such other documents reasonably requested by such Holders (which may be furnished by email), and afford Counsel to the Holders a reasonable opportunity to review and comment on such documents and (ii) in connection with the preparation and filing of each such Registration Statement pursuant to this Agreement, (A) upon reasonable advance notice to the Parent and subject to the confidentiality obligations set forth in Section 3.13, give each of the foregoing such reasonable access to all financial and other records, corporate documents and properties of the Parent as shall be necessary, in the reasonable opinion of Counsel to the Holders and such underwriters, to conduct a reasonable due diligence investigation for purposes of the Securities Act and the Exchange Act, and (B) upon reasonable advance notice to the Parent and subject to the confidentiality obligations set forth in Section 3.1, during normal business hours, provide such reasonable opportunities to discuss the business of the Parent with its officers, directors, employees and the independent public accountants who have certified its financial statements as shall be necessary, in the reasonable opinion of Counsel to the Holders and such underwriters, to conduct a reasonable due diligence investigation for purposes of the Securities Act and the Exchange Act;

(d) notify each Holder, promptly after the Parent receives notice thereof, of (i) any correspondence from the Commission relating to such Registration Statement or Prospectus,

(ii) the time when such Registration Statement has been declared effective, and (iii) the time when a supplement to any Prospectus forming a part of such Registration Statement has been filed;

(e) with respect to any offering of Registrable Securities furnish to each Selling Holder, without charge, such number of copies of the applicable Registration Statement, each amendment and supplement thereto, the Prospectus included in such Registration Statement (including each preliminary Prospectus, final Prospectus, and any other Prospectus (including any Prospectus filed under Rule 424, Rule 430A or Rule 430B promulgated under the Securities Act and any “issuer free writing prospectus” as such term is defined under Rule 433 promulgated under the Securities Act)), all exhibits and other documents filed therewith and such other documents as such Selling Holder may reasonably request including in order to facilitate the disposition of the Registrable Securities owned by such Selling Holder a copy of any and all comment letters, transmittal letters or other correspondence to or received from, the Commission or any other governmental authority relating to such Registration Statement, Prospectus or offer;

(f) (i) register or qualify all Registrable Securities covered by such Registration Statement under such other securities or blue sky laws of such states or other jurisdictions of the United States of America as the Holders covered by such Registration Statement shall reasonably request in writing, (ii) keep such registration or qualification in effect for so long as such Registration Statement remains in effect and (iii) take any other action that may be necessary or reasonably advisable to enable the Holders to consummate the disposition in such jurisdictions of the securities to be sold by the Holders, except that the Parent shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this subsection (f) be obligated to be so qualified, to subject itself to taxation in such jurisdiction or to consent to general service of process in any such jurisdiction;

(g) cause all Registrable Securities included in such Registration Statement to be registered with or approved by such other federal or state governmental agencies or authorities as necessary upon the opinion of counsel to the Parent or Counsel to the Holders of Registrable Securities included in such Registration Statement to enable such Holder or Holders thereof to consummate the disposition of such Registrable Securities in accordance with their intended method of distribution thereof;

(h) with respect to any Underwritten Offering, obtain a signed:

(i) opinion of outside counsel for the Parent (including a customary 10b-5 statement), dated the date of the closing under the underwriting agreement and addressed to the underwriters, reasonably satisfactory (based on the customary form and substance of opinions of issuers’ counsel customarily given in such an offering) in form and substance to such underwriters, if any;

(ii) “comfort” letter, dated the date of the underwriting agreement and another dated the date of the closing under the underwriting agreement and addressed to the underwriters and signed by the independent public accountants who have certified the Parent’s financial statements included or incorporated by reference in such Registration Statement, reasonably satisfactory (based on the customary form and substance of “cold comfort” letters of issuers’ independent public accountants customarily given in such an offering) in form and substance to such underwriters covering substantially the same matters with respect to such Registration Statement (and the Prospectus included therein) as are customarily covered in accountants’ comfort letters delivered to underwriters in such types of offerings of securities; and

(iii) certificate of the chief financial officer or other appropriate executive officer of the Parent, dated the date of the underwriting agreement and another dated the date of the closing under the underwriting agreement and addressed to the underwriters, if reasonably requested by the underwriters for the purpose of certifying certain financial information not addressed in the comfort letter referred to in clause (ii) immediately above;

(i) notify each Holder of Registrable Securities included in such Registration Statement at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made and for which the Parent chooses to suspend the use of the Registration Statement and Prospectus in accordance with the terms of this Agreement, at the written request of any such Holder, promptly prepare and furnish to it a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus, as supplemented or amended, shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(j) notify the Holders of Registrable Securities included in such Registration Statement promptly of any request by the Commission for the amending or supplementing of such Registration Statement or Prospectus or for additional information relating thereto;

(k) advise the Holders of Registrable Securities included in such Registration Statement promptly after the Parent receives notice or obtains knowledge of any order suspending the effectiveness of a Registration Statement relating to the Registrable Securities and promptly use its reasonable best efforts to obtain the withdrawal;

(l) otherwise comply with all applicable rules and regulations of the Commission and any other governmental agency or authority having jurisdiction over the offering of Registrable Securities, and make available to its shareholders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, but not more than 18 months, beginning with the first full calendar month after the Effective Date of such Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 and which requirement will be deemed satisfied if the Parent timely files complete and accurate information on Form 10-Q and 10-K and Current Reports on Form 8-K under the Exchange Act and otherwise complies with Rule 158;

(m) provide and cause to be maintained a transfer agent and registrar for the Registrable Securities included in a Registration Statement no later than the Effective Date thereof;

(n) enter into such agreements (including an underwriting agreement in customary form) and take such other actions as the Holders beneficially owning a majority of the Registrable Securities included in a Registration Statement or the underwriters, if any, shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities, including customary indemnification, and provide reasonable cooperation, including, with respect to an Underwritten Offering under Section 2.02, causing at least one (1) executive officer and a senior financial officer to attend and participate in “road shows” and other information meetings organized by the underwriters, if any, as reasonably requested; provided, however, that the Parent shall have no obligation to participate in more than two “road shows” in any 12-month period and such participation shall not unreasonably interfere with the business operations of the Parent;

(o) if requested by the managing underwriter(s) or the Holders beneficially owning a majority of the Registrable Securities being sold in connection with an Underwritten Offering, promptly incorporate in a prospectus supplement or post-effective amendment such information relating to the plan of distribution for such shares of Registrable Securities provided to the Parent in writing by the managing underwriters and the Holders of a majority of the Registrable Securities being sold and that is required to be included therein relating to the plan of distribution with respect to such Registrable Securities, including information with respect to the number of Registrable Securities being sold to such underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the Underwritten Offering of the Registrable Securities to be sold in such offering, and make any required filings with respect to such information relating to the plan of distribution as soon as practicable after notified of the information;

(p) if reasonably required by the Parent’s transfer agent, promptly deliver any authorizations, certificates and directions required by the transfer agent which authorize the transfer agent to transfer such Registrable Securities without legend upon sale by the Holder of such Registrable Securities under the Registration Statement; and

(q) otherwise use its reasonable best efforts to take all other steps necessary to effect the registration of such Registrable Securities contemplated hereby.

In addition, at least 10 Trading Days prior to the first anticipated filing date of a Registration Statement for any registration under this Agreement, the Parent will notify each Holder of the information the Parent requires from that Holder, including any update to or confirmation of the information contained in the Selling Shareholder Questionnaire, if any, which shall be completed and delivered to the Parent promptly upon request and, in any event, within five Trading Days prior to the applicable anticipated filing date. Each Holder further agrees that it shall not be entitled to be named as a selling securityholder in the Registration Statement or use the Prospectus for offers and resales of Registrable Securities at any time, unless such Holder has returned to the Parent a completed and signed Selling Shareholder Questionnaire and a response to any requests for further information as described in the previous sentence and, if an Underwritten Offering, entered into an underwriting agreement with the underwriters in accordance with Section 2.02(c) and Section 2.07. If a Holder of Registrable Securities returns a Selling Shareholder Questionnaire or a request for further information, in either case, after its respective deadline, the Parent shall be permitted to exclude such Holder from being a selling security holder in the Registration Statement or any pre-effective or post-effective amendment thereto. Each Holder acknowledges and agrees that the information in the Selling Shareholder Questionnaire or request for further information as described in this Section 2.05 will be used by the Parent in the preparation of the Registration Statement and hereby consents to the inclusion of such information in the Registration Statement.

Section 2.06 Registration Expenses. The Parent shall pay all reasonable Registration Expenses as determined reasonably and in good faith by the Board, including, in the case of an Underwritten Offering, the Registration Expenses of an Underwritten Offering, regardless of whether any sale is made pursuant to such Underwritten Offering. Each Selling Holder shall pay its pro rata share of all Selling Expenses in connection with any sale of its Registrable Securities hereunder. For the avoidance of doubt, each Selling Holder’s pro rata allocation of Selling Expenses shall be the percentage derived by dividing (i) the number of Registrable Securities sold by such Selling Holder in connection with such sale by (ii) the aggregate number of Registrable Securities sold by all Selling Holders in connection with such sale. Notwithstanding the foregoing, the Parent shall not be required to pay for any expenses of any registration proceeding begun pursuant to Sections 2.01 or 2.02 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered or included in an offering pursuant to a registration requested thereunder (the “Withdrawing Holders”) and, in such event, the Withdrawing Holders shall pay such expenses pro rata based on the number of securities they had requested to include in such registration or offering, unless in the case of Section 2.02 the Withdrawing Holders agree that such registration constitutes the use by the Holders of one (1) Underwritten Offering pursuant to Section 2.02(g), provided, however, that any such withdrawal which is based upon information showing a material change in the condition, business, or prospects of the Parent and which was not known or available to such Withdrawing Holders at the time of their request for such registration and such Withdrawing Holders have withdrawn their request for registration with reasonable promptness after learning of such material change, then the Holders shall not be required to pay any of such expenses and such registration shall not constitute an Underwritten Offering pursuant to Section 2.02(g).

Section 2.07 Post-Offering Lock-up.

(a) In connection with any Underwritten Offering, Piggyback Offering or other underwritten public offering of equity securities by the Parent, except with the written consent of the underwriters managing such offering, no Holder who participates in such offering or who beneficially owns 1% or more of the outstanding Common Shares at such time shall (a) offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, give, assign, hypothecate, pledge, encumber, grant a security interest in, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of (including through any hedging or other similar transaction) any economic, voting or other rights in or to any equity securities of the Parent, or otherwise transfer or dispose of any equity securities of the Parent, directly or indirectly, to a Person (but excluding (i) any direct or indirect Transfer of a partnership interest in a private equity or similar investment fund that, when aggregated with its parallel funds and alternative investment vehicles, is established to make investments in multiple portfolio companies and not primarily to invest in Parent and (ii) a pledge as collateral for a private equity or similar investment fund’s bona fide revolving credit facility that is also secured by other investments of such fund) or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of equity securities of the Parent (any such transaction described in clause (a) or (b) above, a “Transfer”), without prior written consent from the Parent, during the seven (7) days prior to and the 180-day period beginning on the date of closing of such offering (the “Post-Offering Lock-up Period”), except as part of such offering; provided, that nothing herein will prevent any Holder from making a Transfer of Registrable Securities to a Permitted Transferee that is otherwise in compliance with the applicable securities laws, so long as such Permitted Transferee agrees to be bound by the restrictions set forth in this Section 2.07(a). Each such Holder agrees to execute a lock-up agreement in favor of the Parent’s underwriters to such effect and, in any event, that the Parent’s underwriters in any relevant offering shall be third party beneficiaries of this Section 2.07(a). The provisions of this Section 2.07(a) will no longer apply to a Holder once such Holder ceases to hold Registrable Securities.

(b) In connection with any Underwritten Offering, the Parent shall not effect any Transfer of equity securities of the Parent, or any securities convertible into or exchangeable or exercisable for such securities, without prior written consent from the Selling Holders, during the Post-Offering Lock-up Period, except as part of such offering. The Parent agrees to execute a lock-up agreement in favor of the Selling Holders’ underwriters to such effect and, in any event, that the Selling Holders’ underwriters in any relevant offering shall be third party beneficiaries to this Section 2.07(b). Notwithstanding the foregoing, the Parent may (i) effect a public sale or distribution of securities of the type described above and during the periods described above if such sale or distribution is made pursuant to registrations on Form S-4 or Form S-8 or as part of any registration of securities offering and sale to employees, directors or consultants of the Parent and its subsidiaries pursuant to any employee stock plan or other employee benefit plan arrangement and (ii) Transfer units of Preferred Equity and issue Common Shares in connection with the redemption or exchange of Preferred Equity at any time in accordance with the terms of the Limited Liability Company Agreement.

Section 2.08 Indemnification by the Parent. The Parent shall, notwithstanding any termination of this Agreement, indemnify, defend and hold harmless each Holder, the officers, directors, agents, partners, members, managers, stockholders, Affiliates, employees and investment managers of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, partners, members, managers, stockholders, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including reasonable costs of preparation and investigation and reasonable attorneys’ fees) and expenses (collectively, “Losses”), to which any of them may become subject, that arise out of or are based upon (a) any untrue or alleged untrue statement of a material fact contained in any Registration Statement contemplated herein, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus thereto or (b) any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that (i) such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding such Holder furnished in writing to the Parent by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was provided by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto, or (ii) in the case of an occurrence of an event of the type specified in Section 2.05(i), related to the use by a Holder of an outdated or defective Prospectus after the Parent has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated and defined in Section 2.16, but only if and to the extent that following the receipt of the Advice the misstatement or omission giving rise to such Loss would have been corrected. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an Indemnified Party, shall survive the transfer of the Registrable Securities by the Holders, and shall be in addition to any liability which the Parent may otherwise have.

Section 2.09 Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Parent, its respective directors, officers, agents and employees, each Person who controls the Parent (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading (a) to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding such Holder furnished in writing to the Parent by such Holder expressly for use therein; (b) to the extent, but only to the extent, that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was provided by such Holder expressly for use therein or (c) in the case of an occurrence of an event of the type specified in Section 2.05(i), to the extent, but only to the extent, related to the use by such Holder of an outdated or defective Prospectus after the Parent has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 2.16, but only if and to the extent that following the receipt of the Advice the misstatement or omission giving rise to such Loss would have been corrected. In no event shall the liability of any Selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Selling Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an Indemnified Party, shall survive the transfer of the Registrable Securities by the Holders, and shall be in addition to any liability which the Holder may otherwise have.

Section 2.10 Conduct of Indemnification Proceedings.

(a) If any Proceeding shall be brought or asserted against any Person entitled to indemnity under this Section 2.10 (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all reasonable fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that such failure shall have materially and adversely prejudiced the Indemnifying Party.

(b) An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (a) the Indemnifying Party has agreed in writing to pay such fees and expenses; (b) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (c) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that in the reasonable judgment of such counsel a conflict of interest exists if the same counsel were to represent such Indemnified Party and the Indemnifying Party; provided, that the Indemnifying Party shall not be liable for the reasonable and documented fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Parties. The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld, delayed or conditioned. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

(c) Subject to the terms of this Agreement, all reasonable and documented fees and expenses of the Indemnified Party (including reasonable and documented fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section 2.10) shall be paid to the Indemnified Party, as incurred, with reasonable promptness after receipt of written notice thereof to the Indemnifying Party; provided, that the Indemnified Party shall promptly reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is finally judicially determined not to be entitled to indemnification hereunder. The failure to deliver written notice to the Indemnifying Party within a reasonable time of the commencement of any such action shall not relieve such Indemnifying Party of any liability to the Indemnified Party under this Section 2.10, except to the extent that the Indemnifying Party is materially and adversely prejudiced in its ability to defend such action.

Section 2.11 Contribution.

(a) If a claim for indemnification under Section 2.08 or Section 2.09 is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless for any Losses, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission.

(b) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.11 were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 2.11, no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the net proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Section 2.12 Rule 144 and Rule 144A; Other Exemptions. With a view to making available to the Holders of Registrable Securities the benefits of Rule 144 and Rule 144A promulgated under the Securities Act and other rules and regulations of the Commission that may at any time permit a Holder of Registrable Securities to sell securities of the Parent without registration, until the earlier of (a) such time as when no Registrable Securities remain outstanding and (b) such time as the Parent is no longer subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Parent covenants that it will (i) file in a timely manner all reports and other documents required, if any, to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted thereunder or (ii) make available information necessary to comply with Rule 144 and Rule 144A, if available with respect to resales of the Registrable Securities under the Securities Act, at all times, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (A) Rule 144 and Rule 144A promulgated under the Securities Act (if available with respect to resales of the Registrable Securities), as such rules may be amended from time to time or (B) any other rules or regulations now existing or hereafter adopted by the Commission. Upon the reasonable request of any Holder of Registrable Securities, the Parent will deliver to such Holder a written statement as to whether it has complied with such information requirements, and, if not, the specific reasons for non-compliance.

Section 2.13 Transfer of Registration Rights. The rights of the Holders to cause the Parent to register Registrable Securities under this Article II may not be transferred or assigned, in whole or in part, without the written consent of the Parent; provided, however, that a Holder may assign such rights pursuant to this Article II in connection with a transfer of Registrable Securities to a Permitted Transferee so long as (a) such transfer or assignment is effected in accordance with applicable securities laws, (b) the transferee executes a joinder to this Agreement pursuant to which such transferee agrees to be bound by the terms set forth in this Article II, and (c) the Parent is given written notice prior to such transfer or assignment, stating the name and address of each such transferee or assignee and identifying the Registrable Securities with respect to which such registration rights are being transferred or assigned; provided, however, that any rights assigned hereunder shall apply only in respect of the Registrable Securities that are transferred or assigned and not in respect of any other securities that the transferee or assignee may hold.

Section 2.14 Preservation of Rights. The Parent shall not grant any registration rights to third parties which are more favorable than or inconsistent with the rights granted hereunder unless any such more favorable rights are concurrently added to the rights granted hereunder.

Section 2.15 Parent Status and Listing of Common Shares. The Parent shall use commercially reasonable efforts to:

(a) maintain the Parent’s status as a “reporting issuer” not in default under the Canadian Securities Laws in each of the provinces of British Columbia, Ontario and Alberta and any other province or territory in which the Parent may become a “reporting issuer” from time to time; and

(b) maintain the listing of the Common Shares on the TSX Venture Exchange or another nationally recognized stock exchange in the United States or Canada acceptable to the Investors, acting reasonably;

provided, that these covenants shall not restrict or prevent the Parent from engaging in or completing any transaction which would result in the Parent ceasing to be a “reporting issuer” or the Common Shares ceasing to be listed on the TSX Venture Exchange, provided that (i) the holders of Common Shares receive (A) cash, (B) securities of an entity which is listed on a stock exchange in Canada or the United States or such other exchange as may be agreed upon by the Investors or (C) a combination of (A) and (B); or (ii) the Investors or the holders of the Common Shares have approved or otherwise consented to the transaction (by the requisite majority required under the Canadian Securities Acts or corporate law).

Section 2.16 Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to this Article II shall terminate upon the fifth anniversary of the Closing Date.

ARTICLE III

MISCELLANEOUS

Section 3.01 Further Assurances. Each of the parties hereto shall execute all such further instruments and documents and take all such further action as any other party hereto may reasonably require in order to effectuate the terms and purposes of this Agreement.

Section 3.02 Remedies. Any Person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

Section 3.03 No Inconsistent Agreements. The Parent shall not hereafter enter into any agreement with respect to its securities which is inconsistent with, abrogates or violates the rights granted to the Investor or any Holders in this Agreement, without the consent of the Investor or such Holders.

Section 3.04 Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, or waived unless the same shall be in writing and signed by the Parent and the Investors; provided, however, that no amendment, modification, supplement, or waiver of any provision of Article II that disproportionately and adversely affects, alters, or changes the interests of any Holder pursuant to Article II shall be effective against such Holder without the prior written consent of such Holder; and provided, further, that the waiver of any provision with respect to any Registration Statement or offering may be given by any Holder entitled to participate in such offering or, if such offering shall have been commenced, having elected to participate in such offering. No waiver of any terms or conditions of this Agreement shall operate as a waiver of any other breach of such terms and conditions or any other term or condition, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof. No written waiver hereunder, unless it by its own terms explicitly provides to the contrary, shall be construed to effect a continuing waiver of the provisions being waived and no such waiver in any instance shall constitute a waiver in any other instance or for any other purpose or impair the right of the party against whom such waiver is claimed in all other instances or for all other purposes to require full compliance with such provision. The failure of any party hereto to enforce any provision of this Agreement shall not be construed as a waiver of such provision and shall not affect the right of such party thereafter to enforce each provision of this Agreement in accordance with its terms.

Section 3.05 Notices. Any notice or other communication required or which may be given hereunder shall be in writing and shall be sent by certified or regular mail, by private national courier service (return receipt requested, postage prepaid), by personal delivery, by electronic mail or by facsimile transmission. Such notice or communication shall be deemed given (i) if mailed, two days after the date of mailing, (ii) if sent by national courier service, one Business Day after being sent, (iii) if delivered personally, when so delivered, (iv) if sent by electronic mail, on the Business Day such electronic mail is transmitted, or (v) if sent by facsimile transmission, on the Business Day such facsimile is transmitted, in each case as follows:

(a) If to the Parent:

The Real Brokerage Inc.

133 Richmond Street West, Suite 302

Toronto, Ontario M5H 2L3

Attention: Tamir Poleg, Chief Executive Officer

Email: [redacted]

with a copy (which shall not constitute notice) to:

Gowling WLG (Canada) LLP

1 First Canadian Place,

100 King Street West, Suite 1600,

Toronto, Ontario, M5X 1G5

Attention: Jason A. Saltzman

Email: [redacted]

(b) If to the Investor or any Holder:

c/o Insight Partners

1114 Avenue of the Americas, Floor 36 New York, NY 10036

Attention: Andrew Prodromos, Deputy General Counsel and Chief Compliance Officer

E-mail: [redacted]

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention: Robert A. Rizzo

Email: [redacted]

and with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention: Jonah Mann

E-mail: [redacted]

If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or legal holiday in the State of New York or the jurisdiction in which the Parent’s principal office is located, the time period shall automatically be extended to the Business Day immediately following such Saturday, Sunday or legal holiday.

Section 3.06 Successors and Assigns. Subject to Section 2.13, this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns (including any trustee in bankruptcy). No assignment or delegation of any of the Parent’s rights, interests or obligations under Article II shall be effective against any Holder without the prior written consent of the Investors.

Section 3.07 Execution and Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof.

Section 3.08 Governing Law.

(a) This Agreement and all matters, claims or Proceedings (whether at law, in equity, in Contract, in tort or otherwise) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of laws principles.

(b) All Proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over any Proceeding, any state or federal court within the State of Delaware) and appellate courts therefrom and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Proceeding. The consents to jurisdiction and venue set forth in this Section 3.08(b) shall not constitute general consents to service of process in the State of Delaware, shall have no effect for any purpose except as provided in this Section 3.08(b) and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier, with a copy by e-mail, at the address set forth in Section 3.05 of this Agreement. The parties hereto agree that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that, nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

Section 3.09 Waiver of Jury Trial.

(a) EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 3.09(a)

(b) To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement; provided, however, that this provision does not, and shall not be deemed to, modify the exclusive jurisdiction provisions in Section 3.08.

Section 3.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

Section 3.11 Descriptive Headings. Interpretation; No Strict Construction. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns, pronouns, and verbs shall include the plural and vice versa. Reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and, if applicable, hereof. The words “include”, “includes” or “including” in this Agreement shall be deemed to be followed by “without limitation”. The use of the words “or,” “either” or “any” shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. All references to laws, rules, regulations and forms in this Agreement shall be deemed to be references to such laws, rules, regulations and forms, as amended from time to time or, to the extent replaced, the comparable successor thereto in effect at the time. All references to agencies, self-regulatory organizations or governmental entities in this Agreement shall be deemed to be references to the comparable successors thereto from time to time.

Section 3.12 Entire Agreement. This Agreement and any certificates, documents, instruments and writings that are delivered pursuant hereto constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof.

Section 3.13 Termination.

(a) The rights and obligations of the Parent and any Holder under Article II (other than those set forth in Section 2.07 (Post-Offering Lock-Up), which shall terminate at the expiration of the time periods set forth therein) shall terminate on the date such Holder no longer beneficially owns any Registrable Securities.

(b) The terms of this Article III shall not be terminable.

(c) Notwithstanding anything to the contrary in this Section 3.13, this Agreement (or any article or provision herein) may be terminated upon the mutual written consent of the parties hereto.

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IN WITNESS WHEREOF, the parties hereto have executed this Investor and Registration Rights Agreement as of the date first written above.

PARENT:

THE REAL BROKERAGE INC.

By: signed “Tamir Poleg”

Name: Tamir Poleg

Title: Chief Executive Officer

Signature Page to Investor and Registration Rights Agreement

INVESTORS:

INSIGHT PARTNERS XI, L.P.

By:	Insight Associates XI, L.P., its general partner
By:	Insight Associates XI, Ltd., its general partner

By: signed “Andrew Prodromos”
Name: Andrew Prodromos
Title: Authorized Officer

INSIGHT PARTNERS (CAYMAN) XI, L.P.

By:	Insight Associates XI, L.P., its general partner
By:	Insight Associates XI, Ltd., its general partner

By: signed “Andrew Prodromos”
Name: Andrew Prodromos
Title: Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS), L.P.

By:	Insight Associates XI, L.P., its general partner
By:	Insight Associates XI, Ltd., its general partner

By: signed “Andrew Prodromos”
Name: Andrew Prodromos
Title: Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.

By:	Insight Associates XI, L.P., its general partner
By:	Insight Associates XI, Ltd., its general partner

By: signed “Andrew Prodromos”
Name: Andrew Prodromos
Title: Authorized Officer

Signature Page to Investor and Registration Rights Agreement

INSIGHT PARTNERS (DELAWARE) XI, L.P.

By:	Insight Associates XI, L.P., its general partner
By:	Insight Associates XI, Ltd., its general partner

By: signed “Andrew Prodromos”
Name: Andrew Prodromos
Title: Authorized Officer

INSIGHT PARTNERS (EU) XI, S.C.Sp.

By:	Insight Associates (EU) XI, S.a.r.l., its general partner

By: signed “Andrew Prodromos”
Name: Andrew Prodromos
Title: Authorized Officer

Signature Page to Investor and Registration Rights Agreement